

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Ajay Kochhar
President and Chief Executive Officer
Li-Cycle Holdings Corp.
207 Queen's Quay West
Suite 590
Toronto, ON M5J 1A7
Canada

Re: Li-Cycle Holdings Corp.
      Registration Statement on Form F-3
      Filed September 14, 2022
      File No. 333-267419

Dear Mr. Kochhar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrea Basham, Esq.